EXHIBIT 99.06

New appointment of the President

Date of events: 2016/12/29

Contents:

1.Date of the board of directors resolution or date of occurrence of the change:2016/12/29

2.Type of personnel (chairman or general manager):President

3.Name and resume of the replaced personnel: Mu-Piao Shih, Master’s degree in Electrical Engineering from National Taiwan University, served as senior executive vice president of the Company.

4.Name and resume of the new personnel: Chi-Mau Sheih, senior executive vice president of the Company, Master’s degree in Business Administration from National Taiwan University, served as the president of Southern Taiwan Business Group.

5.Type of the change (please enter: “resignation”, “conge”, “tenure expired” ,“position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ):Dismissal

6.Reason for the change:Retirement

7.Effective date of the new appointment:2017/01/04

8.Any other matters that need to be specified:None